UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BAZAARVOICE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073271108

(CUSIP Number of Class of Securities Underlying Common Stock)

Kin Gill

Chief Legal Officer

Bazaarvoice, Inc.

10901 Stonelake Blvd.

Austin, Texas 78759

(512) 551-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

John J. Gilluly III, P.C.

DLA Piper LLP (US)

401 Congress Avenue, Suite 2500

Austin, Texas 78701

(512) 457-7000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$4,060,529	$408.90

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 877,621 shares of Common Stock of Bazaarvoice, Inc. having an aggregate value of $4,060,529 as of June 24, 2016 will be exchanged or cancelled pursuant to this offer. The aggregate value of such securities was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$408.90
Form or Registration No.:	Schedule TO-I / 005-87043
Filing party:	Bazaarvoice, Inc.
Date filed:	July 5, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on July 5, 2016, as previously amended on July 14, 2016 (the “Schedule TO”) by Bazaarvoice, Inc., a Delaware corporation (“Bazaarvoice” or the “Company”), related to the Company’s offer to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, whether vested or unvested, that (i) have an exercise price equal to or greater than $6.11 per share, (ii) are held by an Eligible Participant (as defined in the Schedule TO) and (iii) remain outstanding and unexercised as of the expiration of the Exchange Offer, except as otherwise described in the Offer to Exchange (as defined below).

On July 28, 2016, the Company’s chief executive officer disseminated an e-mail to all Eligible Participants reminding such participants of the pending expiration of the Exchange Offer. The text of the e-mail is attached hereto as Exhibit (a)(1)(K).

This Amendment No. 2 amends and supplements Item 12 of the Schedule TO in the manner set forth below, and all other items and exhibits contained in the Schedule TO remain unaffected.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for New Options, dated July 5, 2016.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Form.

(a)(1)(D)*	Withdrawal Form.

(a)(1)(E)*	Form of Confirmation E-mail.

(a)(1)(F)*	Form of Reminder E-mail.

(a)(1)(G)*	Form of Expiration Notice.

(a)(1)(H)*	Screenshots from Offer Website.

(a)(1)(I)*	Employee Presentation.

(a)(1)(J)*	Form of Communication Regarding Grant Date Closing Stock Price.

(a)(1)(K)**	Form of E-mail to All Eligible Participants from Gene Austin, disseminated on July 28, 2016

(b)	Not applicable.

(d)(1)	Bazaarvoice, Inc. 2005 Stock Plan, as amended, incorporated herein by reference from Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(2)	Bazaarvoice, Inc. 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(d)(3)	Form of Stock Option Award Agreement under 2012 Equity Incentive Plan, incorporated herein by reference from Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 9, 2012, File No. 333-176506.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

BAZAARVOICE, INC.
/s/ Kin Gill
Kin Gill
Chief Legal Officer, General Counsel and Secretary

Date: July 28, 2016